UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 8)

                               C-TEC Corporation
                               (Name of Issuer)

               Common Stock                    Class B Common Stock
             $1.00 Par Value                     $1.00 Par Value
                       (Title of Classes of Securities)

                126504109                           126504208
                                (CUSIP Numbers)

                           Matthew J. Johnson, Esq.
                         c/o Peter Kiewit Sons', Inc.
                               1000 Kiewit Plaza
                             Omaha, Nebraska 68131
                           Tel. No.:  (402) 536-3613
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                March 27, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


                     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ].

                     Check the following box if a fee is being paid with this statement: [ ].

                     Note: This document is being electronically filed with the Commission, using the EDGAR system. See Rule 13d-1(a) for other parties to whom copies are to be sent.




                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP Nos.  126504109       |             | Page 2                       |
|            126504208       |             |                              |
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON:                                          |
|    |               RCN Corporation                                      |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |               47-0761384                                           |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |X| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS*                                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(e)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |               Delaware                                             |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 8,226,262 Common Stock (see Item 5)           |
|                    |    | 5,094,223 Class B Common Stock (see Item 5)   |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |  -0- (see Item 5)                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 8,226,262 Common Stock (see Item 5)           |
|    PERSON          |    | 5,094,223 Class B Common Stock (see Item 5)   |
|     WITH           |____|_______________________________________________|
|                    | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |  -0- (see Item 5)                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 8,226,262 Common Stock (see Item 5);                               |
|    | 5,094,223 Class B Common Stock (see Item 5)                        |
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES*                                                |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | 42.6% of Common Stock; 62.7% of Class B Common Stock (see Item 5)  |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON*                                          |
|    |         CO                                                         |
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
SEC 1746 (9-88)


               The following information amends the Schedule 13D dated June 28, 1993, as previously amended (as so amended, the "Schedule 13D").

               Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 4.        Purpose of Transaction.

               The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented as follows:
               "On March 27, 1996, the Company and RCN entered into a Stock Purchase Agreement dated as of that date (the "Developmental Agreement") pursuant to which the Company agreed to sell to RCN (i) the Company's long distance telephone business (the "CLD Business"), as primarily conducted through its subsidiary, Commonwealth Long Distance Company ("CLD"); (ii) the Company's business of investing in and developing the Mexican cable television industry (the "International Business"), as primarily conducted through its subsidiary C-TEC International, Inc., which business owns a 40% interest in Megacable S.A. de C.V., the second largest cable television operator in Mexico; (iii) the Company's business of owning and operating a corporate jet aircraft (the "TEC Air Business" and, together with the CLD Business and the International Business, the "CIT Businesses"), as primarily conducted through its subsidiary, TEC Air, Inc.; and (iv) the Company's interest in a start-up joint effort with RCN which plans to provide telecommunications services to the residential sector (the "UrbanNet Business" and, together with the CIT Businesses, the "Developmental Businesses"), as primarily conducted through its subsidiary Residential Communications Network, Inc. and certain other subsidiaries.
               A copy of the Developmental Agreement is filed as Exhibit 6 hereto and is incorporated herein by reference. The description herein of certain provisions of the Developmental Agreement is qualified in its entirety by reference thereto.
               The sale by the Company of the Developmental Businesses to RCN is expected to be effected at two separate closings. The closings are subject to certain conditions set forth in the Developmental Agreement and there can be no assurance that either of the closings will occur.
               The first closing (the "First Closing") will involve the sale, by the Company, of the UrbanNet Business to RCN (the "UrbanNet Sale") and is expected to occur in early April 1996. Upon the terms and subject to the conditions of the Developmental Agreement, the Company will sell and RCN will purchase the UrbanNet Business for an aggregate purchase price (the "UrbanNet Purchase Price") which is expected to be approximately $17,500,000. The UrbanNet Purchase Price is to be paid in cash and is subject to further adjustment as provided in the Developmental Agreement. In addition, prior to the First Closing, the parent company of the UrbanNet Business will deliver to the Company, a warrant to purchase six percent of the common stock in such parent company (the "Warrant") on the terms and conditions set forth therein. The Company will retain the Warrant after the First Closing. The Warrant will provide the Company the right to acquire an ongoing equity interest in the UrbanNet Business.

               Subject to the satisfaction of the applicable conditions, the second closing (the "Second Closing") will involve the sale by the Company of the CIT Businesses to RCN (the "CIT Sale") and is expected to take place in the second half of 1996. Upon the terms and subject to the conditions of the Developmental Agreement, the Company will sell and RCN will purchase the CIT Businesses for an aggregate purchase price (the "CIT Purchase Price") of $100,088,000 (i) increased by the aggregate amount contributed by the Company to the CLD Business and the TEC Air Business subsequent to the execution date of the Developmental Agreement and prior to the Second Closing, and (ii) reduced by the aggregate amount distributed to the Company by the CLD Business, the International Business and the TEC Air Business subsequent to the execution date of the Developmental Agreement and prior to the Second Closing. If, as more fully described in the Developmental Agreement, C-TEC determines to spin-off Commonwealth Telephone Company and Commonwealth Communications, Inc. (the "Commonwealth Companies") and if the Company and RCN determine, in certain circumstances, that it is advisable to include CLD with the Commonwealth Companies in order to effect the spin-off, then CLD and the CLD Business will be excluded from the CIT Sale and, in accordance with the Developmental Agreement, the CIT Purchase Price will be adjusted. The CIT Purchase Price is subject to further adjustment as provided in the Developmental Agreement. The CIT Purchase Price (fully adjusted) is expected to be approximately $105,500,000.

               The CIT Purchase Price may be paid in any combination, as determined by RCN in its sole discretion, of (i) cash, (ii) Class B Stock or
(iii) Common Stock, where the aggregate value of (i), (ii) and (iii) equals the CIT Purchase Price. If Class B Stock is delivered, such stock will be valued based on the average closing price of Class B Stock on the Nasdaq SmallCap Market for the ten trading days ending on the earlier of the date of the Second Closing and 90 days after the execution date of the Developmental Agreement; and (ii) if Common Stock is delivered, such stock will be valued based on the average closing price of Common Stock on the Nasdaq Stock Market for the ten trading days ending on the earlier of the date of the Second Closing and 90 days after the execution date of the Developmental Agreement.

               Pursuant to the Developmental Agreement, from the execution date of the Developmental Agreement until one year after the possible C-TEC Restructuring has been abandoned, RCN is prohibited from selling, encumbering, pledging or otherwise transferring (or agreeing to do so), any Class B Stock or Common Stock, if it would cause RCN's ownership interest in the Company to represent less than 40% of the total voting power of the Company or less than 40% of the total shares of Common Stock and Class B Stock. Exception is made if Company Shares are transferred (i) under the Developmental Agreement, (ii) in a tender or exchange offer recommended by the Company's board of directors,
(iii) to convert Class B Stock to Common Stock pursuant to the Company's Articles of Incorporation, or (iv) in connection with any C-TEC Restructuring. RCN's standstill obligation terminates immediately upon consummation of any C-TEC Restructuring. The term "C-TEC Restructuring" is defined as one of the strategic alternatives being evaluated by the Board of Directors of the Company which would involve either (i) a separation of all or substantially all of the domestic cable television business of the Company, on the one hand, and all or substantially all of the local telephone business of the Company, on the other hand, pursuant to a sale, spin-off or similar disposition of one or both such businesses or (ii) a disposition of all or substantially all of such businesses together, including in the case of both (i) and (ii) a disposition by means of a merger or other business combination involving the Company.

               The Developmental Agreement provides the Company an option, at its election, to repurchase any or all of the Developmental Businesses on the terms set forth in the Developmental Agreement, if the Company does not complete a C-TEC Restructuring by January 1, 1997, subject to certain exceptions if the Company has taken formal steps to effect a C-TEC Restructuring at that time. The prices at which the Company may repurchase the businesses are based on purchase price allocations from the First and Second Closing, as adjusted pursuant to the Developmental Agreement. Subject to certain exceptions detailed in the Developmental Agreement, the repurchase price for a Developmental Business shall be paid, in the case of the UrbanNet Business, in cash, and in the case of the CIT Businesses, in cash, Class B Stock and Common Stock in the same proportion as the Company received from RCN (any Class B Stock or Common Stock delivered as consideration being valued as described above).

               If RCN sells the CLD Business or the International Business:
(i) within one year of the Second Closing, the Company is entitled to 20% of the net profit (as defined) received by RCN; or (ii) after one year but no later than two years after the Second Closing, the Company is entitled to 10% of such net profit.

               The Developmental Agreement contains agreements between the parties regarding non-competition arrangements and corporate opportunity issues. The Developmental Agreement contains other customary representations, warranties, covenants and conditions.

               The purpose of RCN in entering into the Developmental Agreement was to acquire the Developmental Businesses. A special committee comprised of independent directors of the Company (the "Special Committee") negotiated the terms and conditions of the Developmental Agreement on behalf of the Company and has approved the transaction. The Special Committee was advised by independent legal counsel and financial advisors selected by the Special Committee. The financial advisors to the Special Committee delivered an opinion dated as of March 27, 1996, to the effect that the CIT Purchase Price and the UrbanNet Purchase Price for the CIT Businesses and the UrbanNet Business, respectively, are each fair to the Company from a financial point of view."

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               The response set forth in Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

               "Except for the Stock Purchase Agreement, the Exchange Agreement, the Holdings Plan of Reorganization, the Side Letter and the Developmental Agreement, to the best knowledge of the Kiewit Companies, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies."

Item 7.        Material to be Filed as Exhibits.

               The response set forth in Item 7 of the Schedule 13D is hereby amended and supplemented by the following:
               "Exhibit 6: Stock Purchase Agreement dated as of March 27, 1996 between C-TEC Corporation, a Pennsylvania corporation, and RCN Corporation, a Delaware corporation."



                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  March 29, 1996
                                       RCN CORPORATION



                                       By:  /s/ Matthew J. Johnson
                                           ___________________________
                                           Name:   Matthew J. Johnson
                                           Title:  Vice President